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                           August 2, 2021

       Harry You
       Chairman of the Board
       dMY Technology Group, Inc. III
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: dMY Technology
Group, Inc. III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 16, 2021
                                                            File No. 333-254840

       Dear Mr. You:

              We have reviewed your amended registration statement and have the following comment. In the comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021 letter.

       Registration Statement on Form S-4

       Notes to Condensed Financial Statements
       Note 7. Share Based Compensation, page F-40

   1. We note your discussion of your revised reassessment of the 2021 awards in response to prior comment 11.
Please disclose the impact of the reassessment on current and future periods in the quarter
ended June 30.
               You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
       Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
       551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Harry You
dMY Technology Group, Inc. III
August 2, 2021
Page 2




                                              Sincerely,
FirstName LastNameHarry You
                                              Division of Corporation Finance
Comapany NamedMY Technology Group, Inc. III
                                              Office of Technology
August 2, 2021 Page 2
cc:       Adam J. Brenneman
FirstName LastName